FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of March and April, 2007

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 2, 2007

2.

News Release dated March 23, 2007

3.

Annual Information Form dated April 2, 2007

4.

Audited Financial Statements for the period ending December 31, 2006

5.

Management Discussion and Analysis for period ending December 31, 2006

6.

Certification of Annual Filings

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: April 11, 2007

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

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1600 – 409 Granville St. Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Cusac to Gain 100% Control of 1.04 Million Ounce Taurus Project

Vancouver, BC, March 2, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the "Company"), reports that the Company has reached an agreement in principle with American Bonanza Gold Corp. (“Bonanza”) to acquire 100% of Bonanza’s Taurus Project mineral claims near Cassiar, BC (the “Property”), which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac’s portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

Subject to TSX approval and the execution of a definitive agreement, the agreement in principle calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval, $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production on the Property and the date the Property is placed into commercial production, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production.  In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement in principle calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

The Taurus Project is contiguous with Cusac’s Table Mountain Property and has been explored over the years by International Taurus Resources Inc. (now merged with Bonanza), Cyprus Canada, Inc., Cusac, and others.  In 2006, a 43-101 compliant technical report prepared by Wardrop Engineering estimated an inferred gold resource of 1,040,000 ounces contained in 32,386,000 tons grading 1 gram/tonne based on over 370 drill holes located on claims owned by Cusac and Bonanza.

“I am thrilled that Cusac and American Bonanza have been able to reach an agreement that consolidates the Cassiar Gold Camp,” said Cusac CEO David H. Brett.  “Having the producing high-grade Table Mountain gold mine, Taurus II exploration project and the Taurus Project under Cusac’s control will help us achieve our vision of developing the Cassiar region as premier gold producing area in BC and significantly growing our gold production in the future.”

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1600 – 409 Granville St. Vancouver, B.C. V6C 1T2

FOR IMMEDIATE RELEASE

Taurus Project and Table Mountain Mine Update

Vancouver, BC, March 23, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC, OTCBB: CUSIF, the "Company"), provides the following update on the Taurus Project and gold production at the Company’s adjoining Table Mountain Gold Mine, both located in Northern BC.  The Company is the 100% owner and operator of the Table Mountain Gold Mine and recently signed an agreement in principle to acquire 100% of the Taurus Project, subject to a definitive agreement and TSX approval now in process.

Taurus Project

The Company has retained Wardrop Engineering Inc. to prepare a NI 43-101 report covering the Taurus Project.  A site visit is currently underway.  An earlier (2006) 43-101 report prepared by Wardrop on behalf of American Bonanza Gold Corp. estimated an open-pit, bulk tonnage inferred resource of 1.04 million ounces at a grade of 1.0 g/t Au on the entire Taurus Project, taking into consideration both the American Bonanza portion (70%) and the Cusac portion (30%).  A revised version of this report excluding Cusac’s 30% portion of the deposit is currently available on American Bonanza’s Sedar web site. The new report when completed will cover the entire Taurus Deposit and will be posted on Cusac’s Sedar web page. Investors are encouraged to read the February 2006 Wardrop Engineering Inc.  report that is available at American Bonanza’s www.sedar.com web page.

The February 2006 Wardrop report concludes that, based upon a very preliminary economic analysis, an operating profit could be achieved even at a gold price of US$450/oz.  The Waldrop report gives clear and positive recommendations for further work to upgrade and expand the Taurus resource via a pre-feasibility study focusing on better understanding the metallurgy and the geologic model.

“The Taurus Deposit is an advanced stage project that Cusac believes can quickly be advanced to pre-feasibility stage,” said Cusac CEO David Brett.  “We are now developing a detailed Taurus drilling, geological and metallurgical program for 2007 with the first step being the commissioning of the new Wardrop Report.”

Table Mountain Gold Mine

The Company has experienced two challenges in the 1st quarter of 2007 that have impacted gold production.  Firstly, the Rory Vein, has demonstrated unexpected structural complexity between drill holes, slowing the Company’s ability to develop consistent ore blocks for mining.  Initial underground development delineated quartz veins and stringer zones much wider than expected, but containing lower grades.  As a result, significantly lower tonnage and lower grades have been processed than the Company had hoped for.

However, recent developments have been more encouraging.  The unforeseen structural complexities have predominantly been in the north end of the vein, with the south end of the Rory Vein becoming much more typical of Table Mountain quartz veins.  The “South Panel,” one of the ore blocks now being mined, assayed 0.39 ounces per ton over a 20 meter strike length of vein averaging 2.52 meters true width.  This ore, as well as other higher grade material, will be milled in April.

Secondly, the Company’s 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit.  A work-around solution was put in place and milling resumed.  The mill and crushing systems themselves are not impaired in any way; rather, the method for feeding ore into the crusher is impaired.  A portable crushing and conveyor system has been put in place to bypass the impaired conveyor system until spring thaw, when re-building and reinforcement of the ramp, conveyor and associated structures will be undertaken.  The Company does not expect any ongoing impairment to its ability to process ore or substantial repair cost for the conveyor system.

Production Outlook

The Company’s projected gold production for 2007 is based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp).  The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south.  This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein.  The East Bain is a normal east-west structure and is not expected to display similar mining complexities.

The Company’s initial plan in 2006 was to commence mining at Rory because the amount of advanced development was significantly less than the East Bain.  Upon achievement of positive cash flow, development of the East Bain was to commence.  As a result of the difficulties described above, development of the East Bain was delayed.  The Company plans to continue mining the Rory Vein during the second quarter and start development of the East Bain in early April. This will result in ore from the East Bain Vein being processed mainly in the third quarter of 2007.

The Company believes it is still on track to process the 44,000 tons of reserves outlined in 2007, but the bulk of this gold production is now expected in the second half of 2007.

“The Cusac mining and geological team has been working hard to overcome the start-up challenges we have been facing,” said Cusac CEO David Brett.  “I am confident that 2007 will be a good year for Cusac with the production challenges behind us and the Taurus Project advancing rapidly.” George Sanders, P.Geo is the Qualified Person responsible for the technical portion of this news release under National Instrument 43-101.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

ANNUAL INFORMATION FORM

For the

 FISCAL YEAR ENDED DECEMBER 31, 2006

1600 - 409 Granville Street,
Vancouver, B.C.
V6C 1T2
Tel: 604-682-2421
Fax: 604-682-7576
website: www.cusac.com

Unless otherwise indicated, all information in this Annual Information Form is presented as at and for the year ended December 31, 2006

March 30, 2007

- ii -

TABLE OF CONTENTS

INTERPRETATION

1

DEFINITIONS

1

FORWARD-LOOKING INFORMATION

1

INCORPORATION OF FINANCIAL STATEMENTS, INFORMATION CIRCULAR AND TECHNICAL REPORTS

1

CORPORATE STRUCTURE

2

NAME, ADDRESS AND INCORPORATION

2

INTERCORPORATE RELATIONSHIPS

3

GENERAL DEVELOPMENT OF THE BUSINESS

3

MINERAL PROPERTY INTERESTS

3

THREE YEAR HISTORY

4

SIGNIFICANT TRANSACTIONS AND ACQUISITIONS

6

DESCRIPTION OF BUSINESS

8

GENERAL

8

TABLE MOUNTAIN GOLD PROPERTY

8

PROPERTY DESCRIPTION AND LOCATION

9

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

11

HISTORY

11

TABLE MOUNTAIN GOLD PROPERTY

11

GEOLOGICAL SETTING

14

EXPLORATION

15

MINERALIZATION

15

DRILLING

16

SAMPLE PREPARATION, ANALYSES, AND SECURITY

16

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

18

MINING OPERATIONS

18

PRODUCTION OUTLOOK

19

INTERPRETATIONS & CONCLUSIONS:  FUTURE EXPLORATION AND DEVELOPMENT

19

RISK FACTORS

21

DIVIDENDS

26

DESCRIPTION OF CAPITAL STRUCTURE

27

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

27

MARKET FOR SECURITIES

27

ESCROWED SECURITIES

28

DIRECTORS AND OFFICERS

28

NAME, OCCUPATION AND SECURITY HOLDING

28

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

29

CONFLICTS OF INTEREST

29

PROMOTERS

30

LEGAL PROCEEDINGS

30

REGULATORY ACTIONS

30

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

30

TRANSFER AGENTS AND REGISTRARS

30

MATERIAL CONTRACTS

30

INTERESTS OF EXPERTS

31

AUDIT COMMITTEE INFORMATION

31

COMPOSITION OF THE AUDIT COMMITTEE

31

AUDIT COMMITTEE CHARTER

31

EXTERNAL AUDITOR SERVICE FEES

32

ADDITIONAL INFORMATION

32

ADDITIONAL DISCLOSURE FOR COMPANIES  NOT SENDING INFORMATION CIRCULARS

34

ADDITIONAL DISCLOSURE

34

INTERPRETATION

Definitions

In this Annual Information Form, references to "Cusac Gold", the “Company”, the “Company”, “we”, “us” and “our” mean Cusac Gold Mines Ltd. and all its subsidiaries together unless the context otherwise clearly requires.  We also use the following abbreviations and defined terms:

“AIF” means this Annual Information Form.

“BCBCA” means Business Corporations Act (British Columbia).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“TSX” means the TSX Exchange.

Forward-Looking Information

This AIF, including the material incorporated by reference, contains forward-looking statements which may not be based on historical fact. Readers can identify many, but not all, of these statements by looking for words such as “believe’’, “expects’’, “will’’, “intends’’, “projects’’, “anticipates’’, “estimates’’, “continues’’ or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this document.

Incorporation of Financial Statements, Information Circular and Technical Reports

Incorporated by reference into this AIF are the audited consolidated financial statements and Management Discussion and Analysis for the Company for the fiscal years ended December 31, 2006 and 2005 together with the auditor’s report thereon.  The financial statements are available for review on the SEDAR website located at www.sedar.com.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Other documents incorporated by reference in this AIF include:

•

Technical Report dated October 13, 2005 prepared by Dale A. Sketchley, P. Geo on the Taurus II Project, Table Mountain Gold Property, Laird Mining District, British Columbia (the “Taurus II Project Report”);

•

Management Discussion and Analysis for period ended December 31, 2006;

•

Information Circular dated as at  March 31, 2006 prepared for the Annual and Special General Meeting of the shareholders of the Company held on  May 15, 2006  (“Information Circular”);

•

Technical Report dated March 22, 2005 prepared by Dennis Bergen, P. Eng. on the East Bain and Rory Veins, Table Mountain Gold Property, Laird Mining District, British Columbia;

•

Material Change Reports filed on the SEDAR web site (www.sedar.com) dated February 3, 2006; March 7, 24, 2006; April 24, 27, 2006; May 15, 2006; June 2, 13, 2006, July 25, 2006; August 21, 2006; September 5,7, 2006; October 26, 2006; November 7, 2006; December 12 and 18, 2006.

and all unaudited interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by the Company, copies of which are available on request from the offices of the Company or on the SEDAR web site (www.sedar.com).

CORPORATE STRUCTURE

Name, Address and Incorporation

Cusac Gold Mines Ltd. was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965 as a limited company under the name “Glen Copper Mines Limited” with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles.  On January 18, 1974, the Company changed its name to “Cusac Industries Ltd.” and reduced its authorized capital to 3,000,000 shares without par value.  On July 17, 1995, the Company changed its name to “Cusac Gold Mines Ltd.” and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.

The Company’s executive offices are located at 1600 - 409 Granville Street, Vancouver, B.C. V6C 1T2, Tel: 604-682-2421, Fax: 604-682-7576, website: www.cusac.com.  Its registered office is located at 1600 – 409 Granville Street, Vancouver, BC V6C 1T2.

The Company currently has 38 employees including full time contract workers.

Intercorporate Relationships

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.  The following chart shows the subsidiary of the Company, its place of incorporation and the percentage of ownership of voting securities by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

The Company’s principal business from inception has been the acquisition and exploration and, if warranted, development and mining of mineral resource properties. The Company's principal mineral interest is the Table Mountain Gold Property (“Table Mountain Gold Property”) situated in the Cassiar Mining District of the Laird Mining Division of northern British Columbia and its primary focus is the production of gold from the Table Mountain Gold Property. The Company holds a 100% right, title and interest in and to the Table Mountain Gold Property, subject to a 2.5% net smelter return royalty and a 10% net profits interest on production from certain non-producing claims. (For further particulars on the Table Mountain Gold Property, see Description of the Business below.)

Subsequent to year end, the Company entered into an agreement in principle to acquire 100% of the Taurus Project, an advanced stage exploration project adjoining the Table Mountain Gold Property that hosts an inferred gold resource of 1.04 million ounces.

Mineral Property Interests

The Company first acquired mineral property interests and conducted exploration activities on the Table Mountain Gold Property in northern British Columbia in 1978. In 1984, the Company conveyed its mineral property interests in the Table Mountain Gold Property to a predecessor of Energold Minerals, Inc. (“Energold”) that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Company received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at the Table Mountain Gold Property in 1989/1990.

In January 1993, the Company re-acquired at the Table Mountain Gold Property from Energold and acquired Energold’s 300-ton per day mill in exchange for the issuance of 2,032,229 shares of the Company's common stock at a deemed value of $1.2 million. Since that acquisition, the Company has invested approximately $7.88 million in developing ore reserves and improving the mining facilities at the Table Mountain Property.

In January 1995, the Company entered into a Mining Venture Agreement with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado (“Cyprus”) regarding a northern portion of the Table Mountain Gold Property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Gold project. The Taurus Gold project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. (“Taurus”) and the Company. Under the agreement, Cyprus could earn a 50% interest in the property by spending $2 million over 3 years and a 70% interest by establishing commercial production. The Company was to receive payments of $320,000, of which $70,000 was received on signing and an additional $30,000 was received on the anniversary date of the agreement. In August of 1996, after spending approximately $1 million, Cyprus elected to withdraw from the project.

The Company began mining on the Table Mountain Gold Property in September of 1993. The core productive portion of the Table Mountain Gold Property has been fully controlled and 100% owned by the Company since that time. Mining operations continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. From April 1994 to the suspension of operations, the Company produced approximately 63,000 ounces of gold from operations on the property. The Company has entered into a “care and maintenance” mode with regards to the Table Mountain Gold Property and mine assets due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital. In recent years, due to the increase in the price of gold, the Company has been able to raise equity funding for both exploration and recommissioning of the mine at the Table Mountain Gold Property. As outlined below, the Company completed in Q1 2005 an independent preliminary feasibility study related to gold reserves at the Table Mountain Gold Property that indicates the economic viability of recommencing operations and a requirement for $3.7 million start-up funds.  These funds were raised during 2006 and the mine at the Table Mountain Gold Property was back into production at the end of Q4 2006.  Minimal production was achieved in 2006.

Three Year History

Set out below are certain significant events in the development of the Company’s business over the last three financial years.

2004

•

January 2004, the Company closed a private placement brokered by Canaccord Capital for total proceeds of $1.2 million consisting of 430,000 ($150,000) non-flow-through units and 3,000,000 ($1,050,000) flow-through units. The flow-through funds were used to continue exploration of the Company’s Table Mountain Gold Property.

•

During the 2004, the Company conducted a surface diamond drilling program which located a new mineralized quartz vein system in a relatively unexplored portion of the Table Mountain Gold Property. The Company named the new gold structure the Rory Vein.

•

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

•

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000. Each unit consisted of one common share and one half Series A warrant entitling the holder to purchase one non-flow through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

2005

•

In February 2005, the Company completed and published the results of a Preliminary Feasibility Study related to the East Bain Vein and the Rory Vein.  The prefeasibility study was prepared by Dennis Bergen, PEng, an independent qualified person under National Instrument 43-101.  Highlights of the prefeasibility study included ore currently in the Rory vein totals 16,000 tons of Probable Mineral Reserves grading 0.46 oz/ton, containing 7,360 oz. of gold; ore currently in the East Bain vein totalling 28,000 tones of Probable Mineral Reserves grading 0.50 ounce/ton, containing 14,000 oz. of gold; and the Company would net $2.5 million in cash from the project (projected to take 12 months) after deducting all operating costs and capital expenditures.

•

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

•

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

•

On August 9, 2005, the Company closed a flow-through private placement financing whereby 4,001,154 units at $0.13 per unit were issued for proceeds of $520,150. Each of the units consisted of one common share and one half of one warrant to purchase an additional common share at $0.15 for a period of one year.

•

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period.

•

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period.

2006

•

In May 2006, the Company closed a private placement financing with M Partners Inc. for $5.75 million in gross proceeds being raised to fund the recommencement of gold production at the Table Mountain Gold Property.

•

In December 2006, the Company closed a private placement financing for total gross proceeds of $954,330. The proceeds of the financing will be used for mineral exploration expenses at the Company’s Table Mountain Gold Property

•

On December 15, 2006, commercial production recommenced at the Table Mountain Gold Property, as management has raised sufficient funds to restart mining operations.

•

2006 production was minimal as milling of ore commenced immediately prior to a planned holiday shutdown.  In 2006, milling of a total of 325 dry tons grading 0.136 ounces per ton produced 41 ounces of gold.

2007

•

The Company reached an agreement in principle with American Bonanza Gold Corp. to acquire 100% of American Bonanza Gold Corp.’s mineral claims near Cassiar, BC and contiguous to the Company’s own Taurus II Project, which is located on the Table Mountain Gold Property.

Significant Transactions and Acquisitions

May Private Placement

On May 31, 2006, the Company closed a private placement financing with $5.75 million in gross proceeds being raised to fund the recommencement of gold production at the Table Mountain Gold Property in northern BC, further exploration of the nearby Taurus II Project bulk-tonnage gold target, and ongoing working capital needs. Issued under the financing, brokered by M Partners Inc., were 3,749,225 common share units at $0.24 per unit for proceeds of $899,814, 6,657,500 flow through units at $0.27 per unit for proceeds of $1,797,525, and 813 Convertible Debentures at $3,750 per unit for proceeds of $3,048,750. Total proceeds were $5,746,089. M Partners Inc and Oberon Securities LLC were paid a cash commission of 7% and received 728,471 brokers warrants to purchase such number of common shares as is equal 7% of all the units sold, at a price of $0.24 exercisable for a period of 18 months from closing.

The common share units consist of one common share and one warrant to purchase an additional common share for one year at $0.35 per unit. The flow through units consist of one common share and one half of one warrant to purchase an additional common share for one year at $0.35 per share. The Convertible Debentures bear interest at a rate of 11% per annum calculated and payable semi-annually, mature in November 30, 2007 months, and are convertible into common shares at $0.305 per share.

The purchasers of the Convertible Debenture also received 6,147 warrants with each Debenture purchased. The warrants accompanying the Debenture are not exercisable until the Company obtains the approval of its shareholders for the Debenture warrants. Thereafter, each Debenture warrant entitles the holder to purchase a common share at $0.35 per share expiring May 31, 2007.

December Private Placement

In December 2006, the Company closed the private placement of 3,670,500 flow-through units priced at $0.26 for total gross proceeds of $954,330. The proceeds of the financing will be used for mineral exploration expenses at the Company’s Table Mountain Gold Property in Northern BC.

Each flow-through unit consisted of one common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of one year. All shares and warrants issued under the private placement are subject to a hold period expiring four months and a day from the date of issuance.

The Company paid a total of $7,116 in cash and 250,300 agent’s warrants as finders fees.

Each agent’s option entitles the holder to purchase a non flow-through unit of the Company for a period of one year at a price of $0.26 per unit. Each non flow-through unit consists of one common share and one half of a share purchase warrant with each whole warrant exercisable to purchase a non flow-through common share at a price of $0.34 per share for a period of one year from the issuance of the agent’s options.

Proposed Acquisition for 2007

At the time of writing this annual information form, the Company has reached an agreement in principle with American Bonanza Gold Corp. (“Bonanza”) to acquire 100% of Bonanza’s  mineral claims near Cassiar, BC, which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac’s portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

Subject to TSX approval and the execution of a definitive agreement, the agreement in principle calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval, $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production. In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement in principle calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

DESCRIPTION OF BUSINESS

General

The Company has been engaged in the exploration, development and mining of mineral resource interests since its inception.  Presently, the Company’s principal mineral interest is a 100% interest in the Table Mountain Gold Property in the Cassiar Mining District, Laird Mining Division of northern British Columbia.

The operations of the Company are managed by its directors and officers.  The Company engages geological consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Table Mountain Gold Property

The Table Mountain Gold Property (or the “Property”) comprises a number of past-producing, high-grade underground gold mines and placer workings in the Cassiar District of British Columbia.

The Company’s Table Mountain Gold Property recommenced production in December 2006. The Table Mountain Gold Property has produced 315,000 ounces of gold, but ceased producing when gold prices dropped dramatically in 1997.  The Table Mountain Gold Property has a fully operational 300 ton per day mill and mining complex.

Taurus II Project

The Taurus II Project is a gold  exploration area with large-scale open pit potential located on mineral claims within the claim blocks that comprise the Company’s 100% owned Table Mountain Gold Property.  Cusac first began exploration on the Taurus II Project in 2005, continued in 2006 and discovered the Oro System and will outline more drilling in 2007.

The following disclosure represents information summarized or extracted from the following technical report prepared pursuant to the provisions of NI 43-101 and filed on SEDAR at www.sedar.com:

•

Report entitled “Technical Report on Taurus II Project, Table Mountain Gold Property, Laird Mining district, British Columbia, Canada” (the “Taurus II Project Report”) dated October 13, 2005 and prepared for the Company by Dale A. Sketchley, M.Sc., P.Geo. (the “Taurus II Project Report”)

Property Description and Location

The following map shows the location of the Company’s Table Mountain Gold Property in relation to the Province of British Columbia.

Table Mountain Gold Property Location Map.

The Table Mountain Gold Property is located in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1).  Access to the Property is via Highway 37, which connects to these towns. The abandoned town of Cassiar is at the northwestern end of the Property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

The Taurus II Project is located 3 kilometers north of Cusac’s existing Table Mountain Gold Property high-grade underground operation and 3 kilometers southwest of the previously defined Taurus Project.  Drilled extensively by mining giant Cyprus Amax and others, the Taurus Project consists of a number of broad, low grade, near surface gold zones that lie partly on claims owned by Cusac and partly on claims owned by Bonanza.  Cusac owns approximately 30% of the inferred resource as defined in a recent National Instrument 43-101 compliant report by American Bonanza Resources, Inc. (2006) (Please refer to the agreement in principle between the Company and Bonanza where the Company will acquire a 100% interest in the Taurus Project as previously discussed in “Significant Transactions and Acquisitions”)

The following map shows the Taurus II Project in relation to the Table Mountain Gold Property and the Taurus Project mineral claim area:

Table Mountain Gold Property Map, the Taurus II Project
and the Taurus Project

The Company’s rights in the Table Mountain Gold Property consist of full and fractional mineral claims and Crown Grants.  In British Columbia, “Free Miner’s Certificate” holders may freely claim mineral rights, now done completely through an online system, on areas open to staking under the Mineral Tenure Act, subject to paying prescribed fees and performing a minimum amount of work each year (or pay cash in lieu of such work).

The Company’s hard rock mineral claims expire in 2008 and may be renewed automatically provided that the regulatory minimum investment in assessment work is duly filed with the appropriate provincial authorities each year.  Please see Schedule A for a list of the Company’s current mining claims.  Crown Grants are acquired as a fee simple interest in the minerals in perpetuity granted to the holder.  Once obtained, no further work or filings are required to keep Crown Grants in good standing except for the payment of taxes.  Presently the Company has performed sufficient work such that the Table Mountain Gold Property is in good standing with the government until the year 2008.  Work currently underway will provide additional credits that the Company plans to apply, likely extending the expiry dates of the claims several more years into the future.

The Table Mountain Gold Property processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A newly-completed and permitted tailings pond, with approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37. Additional service facilities are located at the Cusac mine in the southern portion of the camp

The Table Mountain Gold Property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the Table Mountain Gold Property and have been reclaimed (Hunt 2003). There are two tailings disposal facilities, one of which has been reclaimed.  Work permits are required on an as-needed basis in advance of the work being conducted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the Property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The Property contains numerous historical mining areas and is well set up for continued mining operations. Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography.

History

Table Mountain Gold Property

Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps; most of its production occurred between 1874 and 1895.  Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits.  In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine.  In 1979 and 1980, Cusac conducted work in the area of the Table Mountain Gold Property.  During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein.  Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins.  Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them.  In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it.  In the following year, Cusac optioned the Property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Table Mountain Gold Property in 1986, and discovered additional veins in the area.  During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Table Mountain Gold Property because of high water flows.  Production from the Table Mountain Gold Property and Main Mine ceased, with only minor production continuing on the Vollaug Vein.  Work on level 10 ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991.  Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Table Mountain Gold Property, and in 1993, commenced production on the Bain Vein (Bain Mine).  During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with International Taurus Resources Inc. (Taurus) and Cusac on the (now named) Taurus Project north of the current Table Mountain Gold Property area, which resulted in the definition of an inferred open pitable resource.  In 1996, Cyprus withdrew from the Taurus Project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource.  In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator.  Cusac completed reclamation of the Taurus Project site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

Taurus II Project

In 2005, the Company developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Project.  The Taurus Project is a disseminated gold prospect that lies on the Table Mountain Gold Property as well as claims owned by Bonanza (please refer to the claim map in “Property Description and Location”).

On claims owned 100% by the Company in the vicinity of the Taurus Project is an area where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit and/or high-grade quartz vein gold mineralization. The Company’s new exploration initiative in this prospective area is called the Taurus II Project.

The Company reported several encouraging new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II Project initiative. The top priority target was a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 190 grams per ton in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus Project area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.

During Phase II of the Company’s Taurus II Project exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2 grams per ton gold over 32 meters, but some of the holes failed to intercept significant mineralization.

A total of 1,140 meters were drilled in 6 holes on the Backyard System which is the largest exposed zone of quartz veining and carbonate-pyrite altered volcanics on the Taurus II Project area.  Significant results in the Backyard System include 1.43g/t Au over 3.7 meters in hole 05BY-03, 3.72 g/T Au over 2.20 meters in hole 05BY-04, and several other intercepts of more than 2 meters grading at or above 1 g/t in the Backyard System holes.

A total of 1,122 meters were drilled in 6 holes on the Somerville System where numerous surface rock and geochem anomalies define a zone over half a kilometre square.  Highlights of the Somerville zone drilling include 0.93 g/t Au over 12.7 meters in hole 05SV-01, 2.04 grams gold over 8.70 meters in hole 05SV-02, and 1.26 g/t Au over 25.6 m in hole 05SV-04.  Additionally, hole 05SV-03 encountered 19 meters of 1.27 g/t Au.  All significant intercepts from the drilling from this phase of exploration are presented in table form and can be found at www.cusac.com.

In October 2005, the Company completed and published the results of a compliant Technical Report on the Taurus II Project by Dale Sketchley, M.Sc., P.Geo, an independent qualified person under National Instrument 43-101.  The report confirms the potential on the Taurus II Project property for near surface, lower-grade, vein-alteration systems and recommends further exploration expenditures of $1.53 million.  The report is available at www.sedar.com.

In October 2005, the Company recommenced its 18 hole, 3400 meter diamond drilling program on the Taurus II Project.

In December 2005, the Company announced assays from the final holes in the Company’s most recent 18 hole, 3400 meter diamond drilling campaign have extended the bulk tonnage Taurus II Project gold target at least 255 meters to the west from previously reported Hole SV-06.  The Taurus II Project bulk tonnage disseminated gold target area is now at least 1.5 km E-W by 1 km N-S in extent and remains open in both directions.  Highlights include diamond drill hole SV-07 had 12.25 meters grading 1.11 grams per tonne Au within a very broad zone with relatively consistent gold mineralization grading 0.53 grams per tonne Au over 50.25 meters.

Geological Setting

Regional Geology

The Table Mountain Gold Property is located in the Sylvester Allochthon of the Slide mountain Terrane.  The allochthon occupies the flat-bottomed McDame synclinorium and is comprised of gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age.

Nelson and Bradford (1989, 1993) divided the allochthon into three stacked, structural-lithological packages.  Division I, the lowest, is a sedimentary sequence that occurs along the margins.  The middle, Division II, is an ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets.  Division III, the upper, is an island-arc unit that caps the Division II at higher elevations.  The Cassiar Gold Camp is within Division II.

Full details pertaining to the Regional Geology of the Table Mountain Gold Property can be found in the Taurus II Project Report dated October 13, 2005 filed on www.sedar.com.

Project Geology

Rocks in the Cassiar area have been informally divided into lower, middle and upper thrust sheets for mine geology purposes.  The upper subunit is the most widespread and crops out over most of the camp.  It comprises massive and pillowed basalt with rare chert intercalations with the lower portion in the Taurus area marked by magnetite and jasper-rich basalt.  The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the Table Mountain Gold Property Sediments.  The sheet locally thickens to large bodies in the order of hundreds of meters.  Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite.

Diabase and lamprophyre dykes crosscut all lithologies and veins, are steeply dipping and strike easterly.  Xenoliths of granitic rock occur in several dykes throughout the camp.

Full details pertaining to the Project Geology of the Table Mountain Gold Property can be found in the Taurus II Project Report dated October 13, 2005 filed on www.sedar.com.

Exploration

In 2006, exploration efforts concentrated on the Taurus II Project area to the west of the mineralized zones discovered in 2005.  The western portion of the Taurus II Project area is partially overlain by metamorphosed sediments (argillites) and has had relatively little previous exploration.  The geology of the western part of the Taurus II Project area is similar to that of Table Mountain Gold Property, with flat-lying argillite “caps” exerting a strong control on gold deposition, and early results indicate that here gold mineralization was also trapped below the argillites.

The 2006 exploration program began in June with an extensive soil geochemical survey covering the entire Taurus II Project “argillite cap”, (862 Ha).  A total of 2,720 soil samples were collected and analysed.  A trenching program commenced in August in the areas where the soil sample results indicated gold anomalies.  Approximately 20% of the soil anomalies have been investigated to date.  The trenching program uncovered numerous intensely altered, volcanic-hosted quartz vein zones including the “Oro Vein” system.  The Oro system is a large quartz vein located on the eastern margin of the argillite unit containing gold mineralization in both the quartz vein and the volcanic host rock.  Along strike 1.3 kilometers to the west of the Oro Vein is the newly discovered “Blue Zone”.

Mineralization

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes.

Type I veins occupy steeply-dipping east-northeasterly to northeasterly-trending, subparallel fractures that comprise the majority of veins in the camp.  There appears to be a continuum from widespread, lower-grade systems of multiple veins with high gold contents in altered wallrock, upward into narrower, erratic and lower-grade single structures that pass into consistently higher-grade composite structures in wallrocks immediately under the cap of the Table Mountain Gold Property sediments.  In the Cusac Mine and Main Mine, vein roots into a prominent chert unit in the lower portions of the mines, although structural imbrication under the lower contact of the middle thrust sheet does complicate this relationship.  In the central part of the camp, there is a transition from narrower, erratic and lower-grade single structures on the south side of McDame Lake to widespread, lower-grade systems of multiple veins under a cap of the Table Mountain Gold Property Sediments on the north side of McDame Lake.  This could be a function of a major structure along McDame Creek and/or a thinning of basalt that forms the upper subunit of the lower thrust sheet.

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising the Table Mountain Gold Property Sediments.  The best Type II vein example is the Vollaug Vein, which extends for almost three kilometres along Table Mountain Gold Property.  Other smaller veins or vein segments are the Jennie’s Revenge Vein the Main Mine, the tops of larger structures in the Cusac Mine and area, some of the Hunter Veins on the east side of Hungergroup Massif, and veins under klippen of the Table Mountain Gold Property sediments north of McDame lake.

The Company has filed at www.sedar.com a number of in depth technical reports by independent experts relating to the Table Mountain Gold Property including detailed geological and engineering discussions, which are available free of charge to investors seeking additional information of a technical nature.

Drilling

Following the trenching program in August 2006, a drilling program was initiated consisting of 21 holes totalling 3,280 meters.  The Oro Vein was the first target, where 12 drill holes delineated an east-west strike length of 230 meters.  The Oro Vein returned intersections grading up to 4.11 g/t over 4.25m, 0.96 g/t gold over 11.9m, and 1.67 g/t gold over 9.1m.  The Blue Zone drilling returned intersections grading up to 1.04 g/t gold over 28.4m.  The average width of the Oro Vein is 6.9 meters in angled drill holes (the true width of the vein has not been determined).  The Oro Vein is open to the west, and at depths below 50m, with the widest intersections to date located at the west end of the vein.

Sample Preparation, Analyses, and Security

Samples were shipped on an as required basis with the following Chain of Custody:

1.

Samples were put into individual plastic bags;

2.

CRMs were inserted after every ninth routine sample for a total of 66 CRM’s and three field blanks used;

3.

Several samples were put into a larger plastic bag and security tags attached;

4.

Bags were packed in cardboard boxes wrapped in plastic packing tape;

5.

Boxes were delivered to the Northern Thunderbird Air terminal in Dease Lake, B.C. for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada Jazz flight to Vancouver, B.C.;

6.

Boxes were delivered by courier to Acme Analytical Laboratories Ltd.;

7.

Sample Requisitions were faxed to Acme; and

8.

The laboratory verbally acknowledged that tamper-proof seals were intact and all samples accounted for.

Acme prepared samples for analysis, conducted RSA on all samples, and issued approved analytical certificates, which comprised electronic files and hard copy certificates stored at site.  Samples are stored at the Acme facility in Vancouver, B.C.

Routine Sample Assays

Drill core samples are jaw crushed to 70% passing 10 mesh (2mm), a 250 gram riffle split is pulverized to 95% passing 150 mesh (100 μm) in a mild-steel ring-and-puck mill.

One assay ton aliquots (29.2 g) are weighed into fire assay crucibles, flux including PbO litharge and a Ag inquart are added, the sample–flux mixture is fused at 1,0500 C to obtain a lead button, which is place on a cupel and fired at 9500 C to produce a Au-Ag bead. The bead is weighed and leached in 1 ml of hot HNO3 acid to dissolve Ag, which is then dissolved with an additional 10 ml of HCL. The resultant solution is analyzed on a Jarrel-Ash Atomcomp model 975 ICP emission spectrometer.

Screen Metallics Assays

A 500 g reject split from the jaw crushed sample is pulverized to 95% passing 150 mesh (100 μm), screened at 150 mesh to obtain coarse and fine fractions, the coarse fraction is assayed in total with an aliquot of the fine fraction assayed, and a weighted average calculation done to obtain a final gold value.

Data Verification and Validation

Survey data was manually entered and assay data electronically transferred into a master spreadsheet and a Gemcom Access database. The spreadsheet is backed up every day and the Access database at least once per week. The author verified the analytical data with respect to the original electronic certificates as complete hard copy records had not been obtained at the time of the site visit. Field sample locations were checked through inspection of core archives.

Assay QA-QC

Assay results were obtained by Cusac in electronic format from Acme via email. Upon receipt of assay results, data was imported into the master spreadsheet and Gemcom database, with values for CRM’s and FB’s tabulated, plotted on QC control charts, and compared to pass-fail tolerance criteria based on a Round Robin program conducted by the supplier, CDN Mineral Resource Laboratories Ltd. of Delta, B.C. Nine CRM’s were used with ID, means, and tolerance limits tabulated in Table 3. Failure criteria were set at actual SRM values outside of 3SD and two consecutive SRM values on the same side of the mean between 2 to 3 SD.

Standards Performance

Nine out of 66 CRMs failed the tolerance criteria; three batches were re-assayed; five did not contain significant values to warrant re-assaying; and one remains to be re-assayed. All CRM values for RSA are given in Tables 4a,b,c, and are illustrated in Figure 10.

Blank Sample Performance

Blank samples were limited in use throughout the drilling program and returned low values indicating no incidents of switching or contamination during sample preparation.

Screen Metallics Performance

Comparison of 64 SMA with RSA is illustrated in Figures 11a,b. Scatter plots indicate that data precision decreases above 2 g/t and becomes quite poor above 6 g/t. A program is currently in progress to complete additional SMA above 2 g/t. RSA are replaced by SMA in the final database because the method eliminates the nugget effect.

Repeats Performance

Comparison of 23 laboratory repeat pulp sample assays is illustrated in Figures 12a,b,c. Scatter plots indicate that data precision decreases above 2 g/t, which is the same as observed for SMA.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resources defined on the Table Mountain Gold Property on claims owned by the Company.  Several historic, non NI 43-101 compliant, mineral inventories were outlines for open pit mineable deposits in the Taurus Mine – Hill 88, approximately 4 kilometres to the northwest of the Taurus II Project area.

East Bain Vein

In 2002, an exploration program was conducted that comprised of eleven drill holes, four of which intersected the East Bain Vein.  Based on all the results to date, probable Mineral Reserves of 28,000 tons grading 0.50 ounces of gold per ton have been outlined on the East Bain Vein.

Preliminary development work on the East Bain Vein project is underway, with ore from this structure expected to come online by the second quarter of 2007.

Rory Vein

In 2004, the Company discovered a gold bearing vein on the Table Mountain Gold Property called the Rory Vein. Diamond drilling during the year outlined a probable Mineral Reserve of 16,000 tons grading 0.49 ounces of gold per ton.

Mill feed will continue to come primarily from the Rory Vein throughout the 1st and 2nd Quarters of 2007.

Mining Operations

2006 production was minimal as milling of ore commenced immediately prior to a planned holiday shutdown.  In 2006, milling of a total of 325 dry tons grading 0.136 ounces per ton produced 41 ounces of gold.

The Company has experienced two challenges in the 1st quarter of 2007 that have impacted gold production.  Firstly, the Rory Vein, has demonstrated unexpected structural complexity between drill holes, slowing the Company’s ability to develop consistent ore blocks for mining.  Initial underground development delineated quartz veins and stringer zones much wider than expected, but containing lower grades.  As a result, significantly lower tonnage and lower grades have been processed than the Company had hoped for.

However, recent developments have been more encouraging.  The unforeseen structural complexities have predominantly been in the north end of the vein, with the south end of the Rory Vein becoming much more typical of Table Mountain quartz veins.  The “South Panel,” one of the ore blocks now being mined, assayed 0.39 ounces per ton over a 20 meter strike length of vein averaging 2.52 meters true width.  This ore, as well as other higher grade material, will be milled in April.

Secondly, the Company’s 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit.  A work-around solution was put in place and milling resumed.  The mill and crushing systems themselves are not impaired in any way; rather, the method for feeding ore into the crusher is impaired.  A portable crushing and conveyor system has been put in place to bypass the impaired conveyor system until spring thaw, when re-building and reinforcement of the ramp, conveyor and associated structures will be undertaken.  The Company does not expect any ongoing impairment to its ability to process ore or substantial repair cost for the conveyor system.

Production Outlook

The Company’s projected gold production for 2007 is based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp).  The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south.  This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein.  The East Bain is a normal east-west structure and is not expected to display similar mining complexities.

The Company’s initial plan in 2006 was to commence mining at Rory because the amount of advance development was significantly less than the East Bain.  Upon achievement of positive cash flow, development of the East Bain was to commence.  As a result of the difficulties described above, development of the East Bain was delayed.  The Company plans to continue mining the Rory Vein during the second quarter and start development of the East Bain in early April. This will result in ore from the East Bain Vein being processed mainly in the third quarter of 2007.

The Company believes it is still on track to process the 44,000 tons of reserves outlined in 2007, but the bulk of this gold production is now expected in the second half of 2007.

Interpretations & Conclusions:  Future Exploration and Development

Sketchley in the Taurus II Project Report has concluded that:

•

Potential exists in the Taurus II Project area to outline gold-bearing vein –alteration systems that could be amendable to open pit mining.

•

Emphasis should be placed on looking for litho-structural features that could have controlled hydrothermal fluid flow resulting in the coalescing of swarms of anatomising gold-bearing vein-alteration zones to form areas worthy of additional exploration.

•

The Dribble Creek area is a corridor of exploration interest, particularly where the Backyard, Somerville, North Notch, Newcoast and Newcoast West areas trend into the Erickson Creek Fault Zone and adjacent parallel structures.

Work Program

In the Taurus II Project Report, Sketchley recommends further exploration expenditures of $1.53 million.  Further details can be found in the Taurus II Project Report dated October 13, 2005 filed on www.sedar.com.

A three phase exploration program with a budget of $1.53 million was proposed: phase I would comprise base line studies that are needed to develop targets; phase II involves diamond drilling of high priority targets; and phase III is follow-up diamond drilling. This phase of the program was completed in 2006.

A description of the work program was as follows:

1.

A GIS image base is required to ensure all information is compiled with appropriate geographic relationships.  This recommendation was carried out by way of a helicopter borne LIDAR (Laser Imaging Detection and Ranging) survey.

2.

Detailed historical geological mapping needs to be incorporated with GIS image base to provide a better understanding of the geological setting of the area.  This work is ongoing and is being correlated with the LIDAR data.

3.

Petrographic and gold occurrence studies are needed to understand gold relationships.

4.

Soil sampling will update fragmented and spotty historical coverage to provide consistent coverage for GIS integration.  A large scale geochemical grid was established leading to anomalous zones being trenched and in some cases drilled.

5.

Magnetic and VLF-EM testing will help to understand the usefulness of these tools considering that the Bain Vein in the Cusac Mine area was discovered by following up a VLF-EM anomaly. Testing should be done over the Backyard and Newcoast areas.  This work was carried out but problems with instrumentation and data collection rendered the findings inconclusive.

6.

Examination of outcrops and anomalies on the ground is needed to place all baseline information in context before investigation by drilling.  This was carried out.

7.

Surface land ownership in the area of the Backyard System should be obtained before further exploration is conducted.  Surface rights in this area were clarified but exploration was not carried out here as other targets took priority.

8.

Drilling should be done by diamond coring to understand geological relationships.  A total of 21 drill holes were completed.

Risk Factors

Risk of Non Compliance with Government Regulations

To the best of our knowledge, the Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company’s development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty

The Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both.  There is no assurance that these factors will be favorable so that full scale production and additional exploration will be economically feasible.

Uncertainty of Profitability

The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the company’s only established reserves occur on the Table Mountain Gold Property. There is no assurance that these reserves shall be economically mined.

Going Concern Uncertainty

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Potential Dilution of Shareholder’s Equity

It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

Unknown Factors beyond the Control of the Company

The profitability of the Company’s current operations is significantly affected by the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including;

•

industrial and jewellery demand,

•

expectations with respect to the rate of inflation,

•

the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

•

interest rates,

•

central bank sales,

•

forward sales by producers,

•

global or regional political or economic events, and

•

production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

The potential profitability of mineral properties owned by the Company is dependent upon many factors. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these three, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Decline in Gold Production

Our future gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct gold exploratory activities at our existing mining and exploratory properties. We can provide no assurance that our gold production in the future will not decline.

Competitiveness of Mining Industry

The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.

Fluctuating Price and Demand of Gold and Base Metals.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. There is a risk that the Company revenue from gold sales, if any, may never rise above the cost of production and as such operations may never become economical.

Some of the factors in gold market fluctuations include the pricing and demand, producing costs and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

Risk of Mining Operations

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have an adverse effect on the Company’s financial position and operations.

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least 20 years, during which time there have been no disputes as per the Company’s knowledge.  However, there is no assurance that these claims will not be contested in the future.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Cusac’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Cusac’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Cusac’s results of operations and financial condition

Regulation of Mining Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Milling operations are also subject to federal, provincial, and local laws and regulations, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

The Company’s primary interest is in the Table Mountain Gold Property. The Company faces further significant risks regarding the current gold mining project at Table Mountain Gold Property, including:

The world price for precious and base metals is dependent upon numerous economic, political, and social factors over which the Company has no control.  Inflationary changes in the next few years may cause the cost projections or the projects to be insufficient and thereby render the project unprofitable.  Mining policies in British Columbia may interfere with the extraction of the Company’s resources.

Fluctuations of Currency

The Company’s products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

Title to Properties

The acquisition of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, resource claims may be disputed.  Although the Company believes it will have taken reasonable measures to ensure that titles to the Table Mountain Gold Property are held as described in this AIF, there is no guarantee that title to any of the claims comprising the Table Mountain Gold Property will not be challenged or impaired.  There may be valid challenges to the title of any of the claims comprising the Table Mountain Gold Property that, if successful, could impair development and/or operations.

Environment

Environmental legislation affects nearly all aspects of our operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean up costs arising out of contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. Our historical operations have generated significant environmental contamination. There can be no assurances that we will at all times be in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable.  Such insurance, however, will contain exclusions and limitations on coverage.  There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Joint Ventures

The Company may enter into joint ventures with one or more mining companies in respect of the Table Mountain Gold Property.  The Company may require additional financing to meet obligations under any joint venture agreement and there is no guarantee that such funds will be available.  Furthermore, any failure of the Company’s joint venture partner(s) to meet its obligations to the Company or to third parties could have a material adverse effect on a joint venture.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment.  In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

DIVIDENDS

The Company has no fixed dividend policy and has not paid dividends since its incorporation.  The Company anticipates that its cash resources will be used to undertake exploration  and development of its mineral properties and related expenses for the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company is authorized to issue 100,000,000 Common Shares without par value and 5,000,000 Preference Shares, of which 70,130,310 Common Shares and 1,400 Preference shares were issued and are outstanding as at March 30, 2007.

A holder of a Common share is entitled to one vote for each share held on all matters to be voted on by such shareholders.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such shareholders are entitled to receive, on a pro rata basis and subject to any rights and priorities of the holders of Preference shares, all of the assets of the Company remaining after payment of all of the Company’s liabilities. Common shares carry no pre-emptive or conversion rights.

The Preference shares are issuable in series and the Board of Directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. The Preference shares are entitled to priority over the Common shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company. The holders of Preference shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the Board.

MARKET FOR SECURITIES

The Company’s common shares are listed and called for trading on the Toronto Stock Exchange under the symbol CQC, on the NASDAQ OTC Bulletin Board under the symbol CUSIF and on the Frankfurt Stock Exchange

The following chart sets out the high and low trading prices, and volume of shares traded on the Toronto Stock Exchange, for the period January 1, 2006 to December 31, 2006:

Period	High	Low	Volume
2006
January	$0.205	$0.145	1,710,766
February	$0.285	$0.185	5,713,584
March	$0.30	$0.21	3,310,780
April	$0.44	$0.30	6,859,900
May	$0.40	$0.27	4,101,600
June	$0.32	$0.24	1,487,100
July	$0.30	$0.24	720,100
August	$0.30	$0.24	1,494,500
September	$0.21	$0.15	1,567,500
October	$0.29	$0.19	2,871,610
November	$0.37	$0.21	2,036,900
December	$0.27	$0.21	2,303,100

ESCROWED SECURITIES

There are no shares of the Company held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Our Board of Directors currently consists of four members, two of whom is a non-management director.  Our directors hold office until the close of our next annual shareholders meeting or until the director's earlier death, resignation or removal.  Each executive officer serves at the discretion of our Board of Directors and holds office until his or her successor is appointed or until such officer's earlier death, resignation or removal.

The following table sets out information as to residence, position with the Company and principal occupation during the last five years for the executive officers and directors of the Company as at March 30, 2007, as well as information with respect to the period of time they have served as directors or officers of Cusac Gold Mines Ltd. and their shareholdings of the Company:

Name, Residence and Position with Company	Principal Occupation Within the Last Five Years	Number of Shares Held[1]	Period as a Director
David H. Brett New Westminster, BC, Canada President, Chief Executive Officer and Director	President, CEO and a Director of the Company; Director of Consolidated Pacific Bay Minerals since 1995;	467,000	Since 1996
Guildford H. Brett North Vancouver, BC, Canada Chairman and Director	Chairman and a Director of the Company; Chairman and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002	533,052	Since 1965
Luard J. Manning North Vancouver, BC, Canada Director	Director of the Company; Independent Mining Engineer	130,000	Since 1991
Lesley Hunt VP of Exploration Dawson Creek, BC Canada	Officer of the Company, B.Sc. Geo.	99,400	Since 2004

Name, Residence and Position with Company	Principal Occupation Within the Last Five Years	Number of Shares Held1	Period as a Director
George Sanders Bellingham, WA USA Director	Director of the Company, President and Director of Consolidated Pacific Bay Minerals	10,000	Since 2005
Leanora Brett North Vancouver, BC Canada Secretary Treasurer, Chief Financial Officer	CFO and Secretary Treasurer of the Company, CFO and Secretary Treasurer of Consolidated Pacific Bay Minerals Ltd. since 1999	100,000	Since 2002
Garth D. Kirkham Director Vancouver, BC, Canada	Principal of Kirkham Geosystems; Director of Romios Gold Corp., Member of Advisory Board of North American Tungsten; Executive member of the Geological Association of Canada	38,500	Since 2006

1

As at  March 31, 2007

Based on information available on the System for Electronic Disclosure by Insiders database, as at March 30, 2007, the directors and executive officers as a group owned, directly and indirectly, or exercised control or direction over an aggregate of 1,377,952 Common shares of the Company, representing 1.97% of the issued Common shares.

The Audit Committee, as of March 30, 2007 is comprised of David H. Brett, George Sanders and Luard J. Manning.  Luard J. Manning is an independent director who is financially literate.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, no existing director or officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, during the ten years prior to the date hereof, been a director or officer of any other Company that, which that person was acting in that capacity, was the subject of a cease trade order or similar order for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies.  Some of the directors and/ or officers of the Company have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company.  Conflicts, if any, will be subject to the procedures and remedies provided under CBCA.

PROMOTERS

We do not have any written or verbal contracts or any other arrangement in effect with any person to provide promotional or investor relations services, other than described below.

On , March 23 2005 the Company entered into an agreement to retain the services of The Windward Agency (“Windward”) to provide investor relations services for Canada and the United States. Commencing March 23, 2005,Windward is retained under a month-to-month contract and receives fees at a flat rate of  US$5,000 per month plus certain expenses.  This contract was terminated as of July 1, 2005 and recommenced as of December 15, 2005.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings and is not aware of any such proceedings known to be contemplated.

REGULATORY ACTIONS

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this AIF, none of our directors or executive officers, no principal shareholder or any of their associates or affiliates has had any material interest, direct or indirect in any transaction within three years of the date of this AIF, or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our Common shares is Pacific Corporate Trust Company and Computershare its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Within the two years before the date hereof, we have not entered into, and we are not currently contemplating entering into any contracts material to us, other than contracts in the ordinary course of our business and as set out herein.

INTERESTS OF EXPERTS

The audited consolidated financial statements for each of the three years ended December 31, 2006, 2005 and 2004 have been audited by BDO Dunwoody LLP, Chartered Accountants, of 600 - 925 West Georgia Street, Vancouver, British Columbia.  As at March 30, 2007, partners and associates of BDO Dunwoody LLP did not own, beneficially, directly or indirectly, any securities of the Company.

Dale A. Sketchley, P. Geo has prepared the Technical Report dated October 13, 2005 on Taurus II Project, Table Mountain Gold Property, Laird Mining District, British Columbia.

As at March 30, 2007, Dale A. Sketchley, P. Geo did not own, beneficially, directly or indirectly, any securities of the Company.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of David H. Brett, George Sanders and Luard J. Manning. Luard J. Manning is an independent director who is financially literate.  The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member.

Name of Audit Committee Member	Relevant Experience and Qualifications
David H. Brett	Holds Masters of Business Administration Degree, has served as a director and senior officer of public Companies for over 22 years.
George Sanders

Holds a Masters Degree in Geology, serves as director and senior manager of another public company, and is experienced in managing significant exploration budgets and other fiscal responsibility for over 20 years.

Luard J. Manning	Professional engineer who has served on public company boards and audit committees for over 30 years.

The Audit Committee’s policy with respect to the engagement of non-audit services is described in the Audit Committee Charter. Any non-audit services are documented by the Company’s management and presented for consideration and pre-approval by the Audit Committee in Q2 of each year.

Audit Committee Charter

The audit committee has a charter.  A copy of the audit committee charter can be found in the Company’s Information Circular dated as at March 31, 2006 prepared for the Annual and Special General Meeting of the shareholders of the Company held on May 15, 2006, as filed on SEDAR at www.sedar.com.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP to the Company to ensure auditor independence.  Fees incurred with BDO Dunwoody LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2006 (excluding tax and disbursements)	Fees Paid to Auditor in Year Ended December 31, 2005
Audit Fees(1)	$ 87,083	$45,000
Audit-Related Fees(2)	$ Nil	$13,300
Tax Fees(3)	$ 3,200	$Nil
All Other Fees(4)	$ Nil	$Nil
Total	$ 90,283	$58,300

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees”  include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees”  include all other non-audit services.

ADDITIONAL INFORMATION

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual and Special General Meeting of shareholders that involves the election of directors;

ADDITIONAL DISCLOSURE FOR COMPANIES
NOT SENDING INFORMATION CIRCULARS

Additional Disclosure

Not applicable.

SCHEDULE A

LIST OF CURRENT MINING CLAIMS

Tenure Number	Claim Name	Owner	Good To Date	Status	Area (Hectares)
221632	SUN	105981 (100%)	2008/Jun/30	GOOD	200.00
221633	UP	105981 (100%)	2008/Jun/30	GOOD	125.00
226156	RED HILL NO. 5	105981 (100%)	2008/Jun/30	GOOD	25.00
226157	RED HILL NO. 6	105981 (100%)	2008/Jun/30	GOOD	25.00
226193	JENNIE EXTENSION #4	105981 (100%)	2008/Jun/30	GOOD	25.00
226194	JENNIE EXTENSION #1	105981 (100%)	2008/Jun/30	GOOD	25.00
226195	JENNIE EXTENSION #2	105981 (100%)	2008/Jun/30	GOOD	25.00
226196	JENNIE EXTENSION #3	105981 (100%)	2008/Jun/30	GOOD	25.00
387811	WILDCAT 2	105981 (100%)	2007/Aug/30	GOOD	25.00
392766	WILDCAT 1	105981 (100%)	2007/Aug/30	GOOD	25.00
394659	WING GOLD 1	105981 (100%)	2013/Jun/28	GOOD	25.00
394660	WING GOLD 2	105981 (100%)	2013/Jun/28	GOOD	25.00
394661	WING GOLD 3	105981 (100%)	2008/Jun/30	GOOD	25.00
510750	-	105981 (100%)	2008/Jun/30	GOOD	1009.49
510751	-	105981 (100%)	2008/Jun/30	GOOD	132.31
510766	-	105981 (100%)	2008/Jun/30	GOOD	744.17
510768	OLE' 1-9	105981 (100%)	2008/Jun/30	GOOD	148.81
511229	-	105981 (100%)	2009/Jun/30	GOOD	496.46
511346	-	105981 (100%)	2009/Jun/30	GOOD	430.59
511352	REDER 1-10	105981 (100%)	2008/Jun/30	GOOD	165.55
511359	-	105981 (100%)	2008/Jun/30	GOOD	777.50
511365	-	105981 (100%)	2008/Jun/30	GOOD	1407.70
511368	GRAB 1-2	105981 (100%)	2008/Jun/30	GOOD	33.10
511371	-	105981 (100%)	2008/Jun/30	GOOD	265.06
511380	-	105981 (100%)	2008/Jun/29	GOOD	1226.94
511385	-	105981 (100%)	2008/Jun/30	GOOD	1243.581
511387	TRACKER 1-20	105981 (100%)	2008/Jun/30	GOOD	364.83
511394	EASTER 1-25	105981 (100%)	2008/Jun/30	GOOD	414.34
514057	-	105981 (100%)	2008/Jun/30	GOOD	995.13
514088	-	105981 (100%)	2008/Jun/30	GOOD	912.74
514497	-	105981 (100%)	2008/Jun/30	GOOD	911.94
514508	-	105981 (100%)	2008/Jun/30	GOOD	149.14
514509	-	105981 (100%)	2008/Jun/30	GOOD	49.72
514937	-	105981 (100%)	2008/Jun/30	GOOD	446.96

Tenure Number	Claim Name	Owner	Good To Date	Status	Area (Hectares)
514939	-	105981 (100%)	2008/Jun/30	GOOD	496.92
514943	-	105981 (100%)	2008/Jun/30	GOOD	381.10
514944	-	105981 (100%)	2008/Jun/30	GOOD	579.69
514945	-	105981 (100%)	2008/Jun/30	GOOD	264.92
517020	NC3	105981 (100%)	2008/Jun/30	GOOD	16.54
517048	AUREX	105981 (100%)	2008/Jun/30	GOOD	33.08
517063	ARGOLD	105981 (100%)	2008/Jun/30	GOOD	33.10
517075	OLEW	105981 (100%)	2008/Jun/30	GOOD	16.54
517092	OLEE	105981 (100%)	2008/Jun/30	GOOD	99.22
517109	WATT	105981 (100%)	2008/Jun/30	GOOD	33.12
517124	AMP	105981 (100%)	2008/Jun/30	GOOD	33.11
533464	JENNIE VEIN	105981 (100%)	2008/May/03	GOOD	99.42
537128	STEEP CREEK 1-7	105981 (100%)	2008/Jul/13	GOOD	115.78

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2006 and 2005

(Stated in Canadian Dollars)

Contents

Auditors’ Report	2

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Cash Flows	5

Summary of Significant Accounting Policies	6 – 10

Notes to the Financial Statements	11 – 25

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Facsimile: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Auditors’ Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

March 22, 2007

2

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2006	2005
Assets

Current
Cash	$ 121,072	$ 1,010
Receivables	222,127	24,178
Prepaid expenses and deposit	35,423	6,781
Advances (Note 10 (c))	167,670	-
Mine supplies inventory	140,163	-
Flow-through share proceeds (Note 9)	660,000	507,119
	1,346,455	539,088

Deferred financing fees (Note 12)	66,553	-
Long-term investments and advances (Note 2)	203,241	228,896
Property, plant and equipment (Note 3)	788,864	67,508
Resource properties (Note 4)	2,211,569	2,211,569

	$ 4,616,682	$ 3,047,061
Liabilities and Shareholders' Equity

Liabilities

Current
Bank indebtedness (Note 5)	$ -	$ 290,556
Accounts payable and accrued liabilities	940,275	549,539
Loans from related parties (Note 6)	12,605	19,361
Current portion of capital lease obligation (Note 11)	29,205	-
Convertible debentures (Note 12)	1,937,456	-
Subscription payable (Note 7)	20,000	-
	2,939,541	859,456

Capital lease obligation (Note 11)	19,480	-
Asset retirement obligations (Note 13)	638,002	609,324
	3,597,023	1,468,780
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
68,926,436 (2005 – 51,296,133) common shares	23,872,120	21,005,419
Convertible debentures (Note 12)	1,495,212	-
Contributed surplus (Note 8)	1,469,560	1,101,292
Deficit	(25,817,233)	(20,528,430)
	1,019,659	1,578,281

	$ 4,616,682	$ 3,047,061

Approved by the Board: /s/ Guildford H. Brett Director /s/ David H. Brett Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

3

 Cusac Gold Mines Ltd.

 Consolidated Statements of Operations and Deficit

 (Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Expenses
Mine operations and maintenance	$ 2,503,108	$ -	$ -
Administration including stock based compensation of
$249,580 (2005 - $103,100; 2004 - $7,900)	1,317,460	662,056	661,147
Amortization of property, plant and equipment	313,057	24,893	42,251
Resource property exploration	1,435,969	949,945	1,120,152

Loss from operations	(5,569,594)	(1,636,894)	(1,823,550)

Other income (expenses)
Amortization of deferred financing fees (Note 12)	(55,376)	-	-
Accretion of convertible debenture discount	(485,551)	-	-
Interest on convertible debenture	(196,623)	-	-
Loss on sale of investments	-	(20,000)	-
Gain (loss) on equipment disposal	(4,011)	2,180	-
Interest income	57,352	8,594	10,167
Recovery of advances written off	35,000	-	-
Investments & advances write-down (Note 2)	-	(21,754)	(135,310)

	(649,209)	(30,980)	(125,143)

Loss before income taxes	(6,218,803)	(1,667,874)	(1,948,693)

Future income tax recovery (Note 9)	930,000	105,567	256,464

Net loss for the year	(5,288,803)	(1,562,307)	(1,692,229)

Deficit, beginning of year	(20,528,430)	(18,966,123)	(17,273,894)

Deficit, end of year	$ (25,817,233)	$ (20,528,430)	$ (18,966,123)

Loss per share – basic and diluted	$ (0.09)	$ (0.03)	$ (0.04)

Weighted average shares outstanding	59,702,733	45,582,619	40,088,695

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

4

  Cusac Gold Mines Ltd.

 Consolidated Statements of Cash Flows

 (Stated in Canadian Dollars)

For the years ended December 31	2006	2005	2004

Cash provided by (used in)
Operating activities
Net loss for the year	$(5,288,803)	$(1,562,307)	$ (1,692,229)
Items not involving cash
Acquisition of resource property interests for shares	-	8,700	-
Accretion of convertible debenture discount	485,551	-	-
Accretion expense (Note 13)	28,678	15,403	14,740
Asset retirement costs (Note 13)	-	251,633	-
Amortization of property, plant and equipment	313,057	24,893	42,251
Investment and advances (write-down)	-	21,754	135,310
Recovery of advances written off	(35,000)	-	-
Future income tax recovery	(930,000)	(105,567)	(256,464)
(Gain) Loss on equipment disposal	4,011	(2,180)	-
Loss on sale of investments	-	20,000	-
Stock-based compensation	249,580	103,100	7,900
Net change in
Receivables	(197,949)	(8,342)	(8,474)
Prepaid expenses and deposits	-	3,936	9,205
Accounts payable and accrued liabilities	(293,834)	(92,925)	122,272
	(5,664,709)	(1,321,902)	(1,625,489)
Financing activities
Proceeds from (repayment of) related party loans	(6,756)	7,436	11,925
Proceeds from flow-through shares, net	2,439,780	909,728	680,666
Share capital and subscriptions received, net	822,666	32,000	-
Proceeds received from exercise of stock options	190,935	42,000	5,000
Proceeds received from exercise of warrants	453,287	80,000	204,750
Subscription payable	20,000	-	-
Net proceeds on issue of convertible debentures	2,835,337	-	-
(Repayment of) increase in bank overdraft	(290,556)	(16,960)	305,288
	6,464,693	1,054,204	1,207,629
Investing activities
Net change in
Advances	(167,670)	-	-
Prepaid expenses and deposits	(28,642)	-	-
Mine supplies inventory	(140,163)	-	-
Accounts payable and accrued liabilities	684,570	-	-
Acquisition of property, plant and equipment	(900,791)	(18,054)	(18,409)
Proceeds on equipment disposal	-	6,130	-
Repayment from (advances to) affiliated companies	85,655	156,228	(45,401)
Investment in affiliated and other companies	(60,000)	(48,000)	-
Net proceeds on disposal of investments	-	30,000	-
Increase in restricted cash	(2,751,855)	(923,850)	(720,000)
Decrease in restricted cash	2,598,974	1,065,879	1,120,852
	(679,922)	268,333	337,042
Increase (decrease) in cash	120,062	635	(80,818)
Cash, beginning of year	1,010	375	81,193

Cash, end of year	$121,072	$1,010	$ 375
Supplementary information
Interest paid	$185,215	$42,351	$ 22,203
Income taxes paid	$-	$-	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Assets acquired through capital lease (Notes 3 and 11)	$55,104	$-	$ -
Acquisition of mineral property for shares (Note 4)	$-	$8,700	$ -
Stock-based compensation (Note 8)	$249,580	$103,100	$ 7,900
Asset retirement obligations (Note 13)	$-	$251,633	$ 342,288
Renouncement of future income tax recovery (Note 9)	$930,000	$105,567	$ 256,464

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

5

  Cusac Gold Mines Ltd.

 Summary of Significant Accounting Policies

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, having only recently restarted operations, has not yet demonstrated profitability. The occurrence in prior periods of significant recurring losses, raises doubt about the validity of this going concern assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements..  Management’s plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2006 US $1 : CDN $1.1654 CDN $(1.1346) December 31, 2005 US $1 : CDN $1.1630 CDN $(1.2116) December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

6

  Cusac Gold Mines Ltd.

 Summary of Significant Accounting Policies - Continued

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining-balance basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2006, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets

The Company periodically evaluates the future recoverability of its long-lived assets.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

7

  Cusac Gold Mines Ltd.

 Summary of Significant Accounting Policies - Continued

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

Future Income Taxes

Income taxes are accounted for by the liability method.  Under this method, income taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances

Long-term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management’s opinion, an other-than-temporary impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The items which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment, resource properties, asset retirement obligations, convertible debt, stock-based compensation and future income tax recovery on flow through shares.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2006, 2005 and 2004, potentially dilutive common shares (relating to options, warrants and convertible debt outstanding at year end) totaling 27,633,909 (2005 – 6,365,300; 2004 – 8,600,654) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, advances, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities, loans from related parties, capital lease obligation and convertible debenture.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

8

  Cusac Gold Mines Ltd.

 Summary of Significant Accounting Policies - Continued

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

Stock-based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

See Note 8 for details of assumptions used in the calculations.

Convertible Debenture

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders’ equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Asset Retirement Obligations

 Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”.  The discount accretion of the liability is included in determining the results of operations.

9

 Cusac Gold Mines Ltd.

 Summary of Significant Accounting Policies - Continued

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

Flow-through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets.  Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows.  The amount spent in 2006 on resource property exploration was $2,598,974 (2005 - $1,065,879; 2004 - $1,120,852).

10

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

1.

Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2006, the Company’s principal asset, the Table Mountain Property, included a past producing gold mine previously in a care and maintenance mode, as well as various separate exploration areas.  The recoverability of amounts shown for resource properties is dependent upon the continued existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to continue exploration and/or producing gold at the Table Mountain Property as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2006		2005
	No. of Shares	Amount	No. of Shares	Amount

Investments
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2005 – 6%)	1,675,667	$203,080	1,275,667	$143,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2005 – 1%) and warrants	21,750	-	21,750	-

		203,080		143,080
Advances
Consolidated Pacific Bay Minerals Ltd.		161		85,816

		$203,241		$228,896

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company.  The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

During 2004, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame’s declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a

11

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

2.

Long-term Investments and Advances - Continued

very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company’s holdings to in excess of 10% of ClearFrame’s outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame’s board of directors, which the Company contemplated doing to protect its investment.  In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder’s meeting relating to the proposed consolidation of capital.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

On December 14, 2006, the Company acquired an additional 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $60,000 through excise of 400,000 common share purchase warrants at $0.15 per share.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Aggregate cost, net of write-downs	$ 03,080	$ 43,080

Aggregate market value	$ 03,780	$ 04,107

Gross unrealized gains	$ 500,700	$ 61,027

During 2006 and 2005, the Company wrote down the value of its long-term investments as follows:

	2006	2005
Investments
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)	$ -	$ 21,754

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company’s cost for over one year.  In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company’s ability to realize its costs for these securities.  During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period.  Upon revocation of the Cease Trade Order, ClearFrame’s shares will remain suspended until they meet TSX Venture Exchange requirements.  Management believes that the Company’s ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value.  As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2006 and 2005.

12

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

3.

Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Automotive
equipment	$ 248,512	$ 186,569	$ 61,943	$ 169,806	$ 151,543	$ 18,263
Leasehold
improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and
buildings	593,823	523,121	70,702	515,265	515,265	-
Mine equipment	2,196,160	1,554,428	641,732	1,336,709	1,297,529	39,180
Office equipment	87,314	72,827	14,487	79,271	69,206	10,065
	$3,127,937	$2,339,073	$ 788,864	$2,103,179	$2,035,671	$ 67,508

Mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $16,531 of accumulated amortization for a net book value of $38,573  (Note 11).

4.

Resource Properties

	2006	2005
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 48 (2005 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares (2005 - 12,346) or 138 square kilometers (2005 - 123). During 2006, and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Included in deferred development costs is $264,444 (2005 - $114,602) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

13

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

4.

Resource Properties - Continued

Table Mountain Mine - Continued

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the agreement closed and the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining.  Substantially all the Company’s exploration expenditures in 2006 and 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 5, which secured the removal of the lien.

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006.  This permit requires the Company to deposit $705,000 (2005 - $590,556) with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$264,444
December 31, 2006	150,000
June 30, 2007	150,000
December 31, 2008	140,556
Total	$705,000

5.

Bank Indebtedness

The Company has a $57,000 (2005 - $57,000) letter of credit facility and a $350,000 (2005 - $350,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company’s cash and flow-through share proceeds.  The $57,000 letter of credit facility is collateral for the obligation for the unpaid mining taxes (Note 4).  As of December 31, 2006, the Company had approximately $350,000 (2005 - $62,000) of the line of credit available for use.

14

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

6.

Loans To/From Related Parties

Loans payable to directors amounted to $12,605 (2005 - $19,361) and are without interest, security or fixed terms of repayment.

7.

Share Capital

a)

Issued common shares

	2006		2005		2004
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	51,300,133	$ 21,022,019	43,335,712	$ 20,040,158	39,404,981	$ 19,406,206

Issued during the year for:

Cash (net of cash share issue costs of $389,223 (2005 – $77,397; 2004– $139,334), agent’s warrants of $124,967 (2005 and 2004 - $Nil) and renouncement of future income tax recovery of $930,000 (2005 - $105,567 and 2004–$256,464))	14,077,225	2,207,479	7,114,421	845,161	3,377,231	424,202
Warrants exercised	2,786,578	453,287	500,000	80,000	533,500	204,750
Options exercised	766,500	190,935	320,000	48,000	20,000	5,000
Property	-	-	30,000	8,700	-	-

	68,930,436	23,873,720	51,300,133	21,022,019	43,335,712	20,040,158
Less: share subscriptions receivable	-	-	-	(15,000)	-	-
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	68,926,436	$ 23,872,120	51,296,133	$ 21,005,419	43,331,712	20,038,558

On May 31, 2006, by way of a private placement, the Company issued 6,657,500 flow-through units at a price of $0.27 per unit and 3,749,225 non-flow through units at a price of $0.24 per unit, for gross proceeds of $2,697,339, less cash share issuance costs of $233,782 and agent’s warrants of $102,423. Each flow-through unit consisted of one common share and one-half common share purchase warrant. Each whole flow-through share purchase warrant is exercisable to purchase a further non-flow through common share at a price of $0.35 for one-year period. Each non-flow through unit consisted of one common share and one whole warrant. Each whole non-flow through share purchase warrant is exercisable to purchase one common share at a price of $0.35 for one-year period.

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent’s warrants of $22,544.  Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant.  Each whole warrant entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

15

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

As at December 31, 2006, the Company had received $20,000 in subscriptions payable in relation to issuance of shares occurring after year end.

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4).  The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

16

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005.  The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement.  Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

17

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital - Continued

b)

Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2006, 2005 and 2004:

	Number of Warrants	Weighted-Average Exercise price

Balance, December 31, 2003	4,794,500	$0.44
Issued (Series A warrants)	2,269,231	$0.27
Issued (Series B warrants)	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Exercised (Series A warrants)	(316,500)	$0.20

Balance, December 31, 2004	6,440,654	$0.39
Issued (Series A warrants)	3,430,300	$0.18
Exercised (Series A warrants)	(500,000)	$0.16
Expired (Series A warrants)	(5,713,731)	$0.41
Expired (Series B warrants)	(226,923)	$0.21
Balance, December 31, 2005	3,430,300	$0.18

Issued (Series A warrants)	14,889,507	$0.35
Exercised (Series A warrants)	(2,786,578)	$0.16
Expired (Series A warrants)	(643,722)	$0.24

Balance, December 31, 2006	14,889,507	$0.35

A summary of the warrants outstanding at December 31, 2006 is as follows:

Type	Number of Warrants	Exercise Price	Expiry Date

Series A	12,075,486	$0.35	May 31, 2007
Series A	1,835,250	$0.34	November 6, 2007
Series A	222,930	$0.26	November 9, 2007	*
Series A	728,471	$0.24	November 30, 2007	**
Series A	27,370	$0.26	December 11, 2007	***
	14,889,507	$0.34

*

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring November 30, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

**

These are agent’s warrants relating to the May 2006 private placement.

***

These agent’s warrants, relating to the November/December private placement, are exercisable for one unit, each unit consisting of one common share and one-half of a warrant exercisable for one common share at $0.34, expiring December 11, 2007.  All of these warrants were exercised subsequent to December 31, 2006.

18

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price

Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25
Outstanding at December 31, 2004	2,160,000	$0.36

Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15
Outstanding at December 31, 2005	2,935,000	$0.25

Granted	1,880,000	$0.27
Cancelled/expired	(1,300,000)	$0.33
Exercised	(766,500)	$0.25

Outstanding at December 31, 2006	2,748,500	$0.23

On November 24, 2006, the Company granted 70,000 stock options, each entitling the holder to purchase one common share at $0.25 for a period of one year.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 for a period of three years.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 for a period of three years.

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 for a period of one year.

The weighted-average fair value of options granted during 2006 was approximately $0.13 (2005 - $0.06, 2004 - $0.16) based on the Black-Scholes option pricing model using weighted-average assumptions, as described in Note 8.

19

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

7.

Share Capital – Continued

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

A summary of the common share options exercisable and outstanding at December 31, 2006 is as follows:

Number of Options	Exercise Price	Expiry Date
100,000	$0.15	June 29, 2007
706,500	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007
750,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
382,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008

2,748,500

8.

Stock-Based Compensation

a)

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

b)

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant.  All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

20

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

8.

Stock-Based Compensation - Continued

c)

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.  As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

d)

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.  As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2006	2005	2004
Risk-free rate	4.07%	3.11%	3.02%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common sharesa	78%	77%	109%
Weighted average expected life of the options (months)	31	24	24

For the year ended December 31, 2006, the compensation cost for stock options granted  totaled $249,580 (2005 - $103,100 including repricing, 2004 – $7,900) which was included in administrative expenses and credited to contributed surplus.

9.

Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2006	2005
Net operating and capital losses	$ 2,783,000	$ 2,167,000
Property, plant and equipment	452,000	348,000
Mineral properties and deferred exploration costs	589,000	589,000
Investments	149,000	52,000
Asset retirement obligations	218,000	93,000
Undeducted financing costs	52,000	50,000
Valuation allowance	(4,243,000)	(3,299,000)
Future tax assets (liabilities)	$ -	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $240,000 (2005 - $224,000), representing the tax effect of losses which expired during the year.

21

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

9.

Income Taxes – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2006	2005	2004
Benefit at Canadian statutory rate	$(3,051,000)	$ (639,000)	$ (689,000)
Permanent differences	213,000	9,000	700
Non-deductible stock option compensation	85,000	35,000	2,600
Effect of reduction in statutory rate	-	51,000	-
Non-deductible flow-through costs	887,000	324,000	399,000
Non-deductible accretion expense	-	5,300	5,300
Increase in valuation allowance	936,000	109,133	24,936
Future income tax recovery	$ (930,000)	$ (105,567)	$ (256,464)

The Company’s future tax assets include approximately $149,000 (2005 - $50,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.  The valuation allowance as at December 31, 2006 was increased by $133,000 (2006 - $Nil), representing the tax effect of the unamortized share issuance costs incurred in the period.

The Company has approximately $3,938,000 (2005 - $3,938,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $5,590,000 (2005 - $3,634,000) expiring in various amounts from 2007 to 2016 and allowable capital losses of approximately $2,717,000 (2005 - $2,717,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2006, the Company renounced $2,724,565 (2005 – $302,831) of expenditures and recorded a future income tax recovery of $930,000 (2005 – $105,567) in accordance with the accounting treatment of Canadian flow-through shares.  The Company has a commitment to spend $1,315,886 (2005 – $507,119) on Canadian exploration expenditures prior to December 31, 2007.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2006 amounted to $342,000 (2005 - $102,000; 2004 - $167,000).  As at December 31, 2006, $25,720 (2005 - $13,720) was included in accounts payable to a director for remuneration.

22

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

10.

Related Party Transactions - Continued

b)

During 2006, the Company received $66,286 (2005 - $54,600; 2004 - $39,000) for rent and administrative services provided to companies with common directors.  These amounts were recorded as a reduction of administration expenses.

c)

During 2006, a company controlled by the Company’s President charged the Company $Nil (2005 - $Nil; 2004 – $6,000) for web hosting services and Knowledge Management software licenses.

d)

As at December 31, 2006, the Company had advanced $167,670 (2005 - $Nil) for ore hauling, road maintenance and other mine operations services to an entity owned by a related party.  Total payments to this entity during the year were $289,893, including the above-mentioned advance.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

11.

Capital Lease Obligation

The Company acquired a piece of mine equipment  through a capital lease (Note 3). The terms of the lease are as follows:

Monthly lease payment	$ 2,296
Term of the lease	2 years
Imputed Interest rate	22%
Total capital lease payment	$ 55,104
Present value of lease	$ 47,000

Unpaid balance, December 31, 2006	$ 48,685
Less: current portion	(29,205)
Long-term portion of obligation	$ 19,480

12.

Convertible Debentures

In May 2006, the Company issued 813 convertible debentures for gross proceeds of $3,048,750, less financing fees of $213,413.  The debentures mature 18 months after the date of issue and bear interest at an annual rate of 11%.  Principal of these debentures are convertible into common shares at $0.305 per share.  The debentures issued are secured by a charge over all the assets of the Company.

.

23

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

12.

Convertible Debentures – Continued

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker’s warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

The difference of $1,596,845 (“the discount”) is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

Year ended
December 31,2006
Fair value of convertible debentures on issue	$ 1,451,905
Accretion of debt discount for the year	485,551
Liability component	$ 1,937,456

Equity component of convertible debenture	$ 1,596,845
Financing costs allocated to equity component	(101,633)
Equity component	$ 1,495,212

Of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	December 31	December 31
	2006	2005
Deferred financing costs allocated to debt component	$ 121,929	$ -
Less: accumulated amortization	(55,376)	-
Deferred financing charges	$ 66,553	$ -

24

 Cusac Gold Mines Ltd.

 Notes to the Consolidated Financial Statements

 (Stated in Canadian Dollars)

December 31, 2006 and 2005

13.

Asset Retirement Obligations

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site.  The estimated costs have been reduced by the estimated salvage value recoveries.  The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations.  In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk-free rate) was used.  The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993.  The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548.  As at December 31, 2006, the asset retirement liabilities accrued are $638,002 (2005 - $609,324).

The asset retirement obligations accrual required management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The asset retirement obligations accrual required management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.  The liability for accrued asset retirement obligations is comprised as follows:

Balance, January 1, 2004	$327,548
Accretion expense	14,740
Balance, December 31, 2004	342,288
Liabilities incurred during the year	251,633
Accretion expense	15,403
Balance, December 31, 2005	609,324
Accretion expense	28,678
Balance, December 31, 2006	$638,002

14.

Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation

25

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2006

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 15,128.58 hectare (151.29 square kilometre) package of mineral claims located in north central British Columbia, Canada.  Table Mountain Property hosts a number of gold assets, including significant mining infrastructure, including a 300-ton per day ore processing facility, private roadways, underground workings, shops, buildings, and various regulatory permits required for a producing mine.  On December 15, 2006, the Table Mountain gold mine recommenced gold production.

Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership of the Taurus Project, a large scale, bulk tonnage gold prospect, and 100% ownership of the Taurus II bulk tonnage gold prospect.

This Management Discussion is meant to be read in conjunction with the Company’s Financial Statements for the year ending December 31, 2006.

2006 – Year in Review

During 2006, the Company raised a total of $ 7,334,641, recommence gold production at Table Mountain, and carried out an extensive exploration program on the Taurus II area of Table Mountain.  Since production resumed at the very end of 2006, minimal revenues were realized in 2006.

SELECTED ANNUAL FINANCIAL INFORMATION

	Revenues	Ordinary Loss (per share)	Total Loss (per share)	Total Assets	Long Term Debt	Convertible Debt
2006	Nil	5,569,594 (.09)	6,218,803 (.10)*	4,616,682	Nil	1,937,456**
2005	Nil	1,636,894 (.03)	1,667,874(.03)***	3,047,061	Nil	Nil
2004	Nil	1,823,550(.04)	1,948,693(.04)****	3,374,820	Nil	Nil

*includes non-cash income tax recovery $930,000.

**current liability portion of convertible debentures issued in 2006.

*** Includes $20,000 loss on sale of investments, $2,180 gain on equipment disposal, $8,594 interest income and $21,754 investment write-down.

**** Includes $135,310 investment write-down and $10,167 interest gain.

Mining Activity

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.  The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003.  In 2005, the Company completed a 43-101 compliant Preliminary Feasibility Study relating to the Rory and East Bain Veins which calculated probable reserves of 44,000 tons grading 0.49 ounces per ton in the two veins.  Gold production at Table Mountain resumed on December 15, 2006.  However, production is 2006 was negligible and no revenues were recorded in 2006.

Total gross financing proceeds in 2006 was $7,344,641.  On May 31 , 2006, the Company completed a $5,746,089 million financing to fund recommencement of production at the Mine and fund ongoing exploration of the Taurus II target.  A further $954,330 in flow through financing was raised in November and December 2006, and an additional $630,442 in equity financing came in during the year from warrant and option exercises.  During the current period the Company engaged in various activities required to recommence gold production, including obtaining required permits, hiring staff, acquiring equipment, rehabilitating underground workings, refurbishing the mill, refurbishing electrical systems, continuing underground development activities, as well as other activities.

Following the completion of the May 2006 financing, the Company commenced operations at Table Mountain in preparation for underground development and mining, including requisitioning of equipment, re-establishing power systems, retaining staff and crew, installing communications systems, refurbishing the mill, offices and camp, and many other activities.  Underground work was delayed until August 2006 when approval of the Company’s work plan was received from the Government of BC.

Table Mountain is a typical underground gold mine that requires two phases of work to extract ore (economically mineralized rock): 1) development and 2) mining.  Development generally means blasting and extracting waste material to create access to ore for personnel and equipment.  Once access pathways such as declines, inclines, raises or adits are established, ore is extracted mainly using the “shrinkage stoping” method, whereby the gold bearing veins are blasted from the bottom of the structures in an upward direction.  The blasted material is then used as a platform to drill and blast the next upward “lift” from the vein, and the process is continued until the top of the ore zone is reached.  Once the upper limit of the vein is reached, the blasted material is removed from the mine and hauled to the mill for processing.  This process of development, stoping and ore hauling creates an ongoing cycle of ore processing, where ore available for the mill increases and decreases during the cycle.  The Company mills available ore on a batch basis, meaning the mill is periodically shut down.

Subsequent to year end, the Company reported that it has experienced two challenges in the 1st quarter of 2007 that have impacted gold production.  Firstly, the Rory Vein has demonstrated unexpected structural complexity between drill holes, slowing the Company’s ability to develop consistent ore blocks for mining.  Initial underground development delineated quartz veins and stringer zones much wider than expected, but containing lower grades.  As a result, significantly lower tonnage and lower grades have been processed than the Company had hoped for.

However, recent developments have been more encouraging.  The unforeseen structural complexities have predominantly been in the north end of the vein, with the south end of the Rory Vein becoming much more typical of Table Mountain quartz veins.  The “South Panel,” one of the ore blocks now being mined, assayed 0.39 ounces per ton over a 20 meter strike length of vein averaging 2.52 meters true width.  This ore, as well as other higher grade material, will be milled in April 2007.

Secondly, the Company’s 300 ton per day mill had to be temporarily shut down due to a problem with the conveyer system that feeds the crushing circuit.  A work-around solution was put in place and milling resumed.  The mill and crushing systems themselves are not impaired in any way; rather, the method for feeding ore into the crusher is impaired.  A portable crushing and conveyor system has been put in place to bypass the impaired conveyor system until spring thaw, when re-building and reinforcement of the ramp, conveyor and associated structures will be undertaken.  The Company does not expect any ongoing impairment to its ability to process ore or substantial repair cost for the conveyor system.

Production Outlook

The Company’s projected gold production for 2007 is based on probable reserves of 44,000 tons grading 0.49 opt in the Rory Vein (16,000 tons grading 0.46 opt) and the East Bain Vein (28,000 tons grading 0.50 otp).  The Rory Vein differs from previously mined structures at Table Mountain in that it strikes north-south.  This vein orientation has displayed unexpected complexities that will likely slow the rate of production from this vein.  The East Bain is a normal east-west structure and is not expected to display similar mining complexities.

The Company’s initial plan in 2006 was to commence mining at Rory because the amount of advance development was significantly less than the East Bain.  Upon achievement of positive cash flow, development of the East Bain was to commence.  As a result of the difficulties described above, development of the East Bain was delayed.  The Company plans to continue mining the Rory Vein during the second quarter and start development of the East Bain in early April. This will result in ore from the East Bain Vein being processed mainly in the third quarter of 2007.

The Company believes it is still on track to process the 44,000 tons of reserves outlined in 2007, but the bulk of this gold production is now expected in the second half of 2007.

Exploration Activity

During 2006, the Company continued with its Taurus II exploration program consisting of data compilation, soil sampling, geological mapping, geophysical surveys, trenching and diamond drilling.  A series of 5 holes were also drilled to test extensions of the Rory Vein and a deep hole was drilled below previously mineralized veins at Table Mountain.   Expenditures, comprised of diamond drilling charges, geological wages, professional fees, assay costs, equipment rental and other expenses, totalled $1,454,647 compared to $949,945 in 2005.  During 2006 a total of 27 NQ drill holes had been completed for a total of 4,600 meters of drilling. 894 core samples (not including standards and blanks were submitted for analysis).

Further information about the Company’s exploration activities are available on the Company’s web site, www.cusac.com, and in 43-101 compliant technical reports filed at www.sedar.com.

Taurus Project, Proposed Acquisition for 2007

At the time of writing, the Company has reached an agreement in principle with American Bonanza Gold Corp. (“Bonanza”) to acquire 100% of Bonanza’s  mineral claims near Cassiar, BC, which hosts a 724,000 ounce inferred gold resource, and which, when combined with Cusac’s portion of the Taurus Project, comprises a 1.04 million ounce inferred gold resource.

Subject to TSX approval and the execution of a definitive agreement, the agreement in principle calls for Cusac to pay Bonanza 1.5 million shares of Cusac upon TSX approval, $6 million in cash through 4 payments of $1.5 million every 6 months commencing 6 months following TSX approval, an additional $3 million payable 60 days following the earlier of the receipt by Cusac of a feasibility study recommending commercial production and the date the commercial production is commenced, plus an additional 1.5 million shares within 24 months of approval.

The parties have further agreed that if the spot price of gold closes above US$800 per ounce for a period of 100 consecutive trading days within the 24 month period, then Cusac will pay Bonanza an additional $1 million within 24 months and an additional $1 million at feasibility or commencement of commercial production.  In the event that Cusac completes the purchase of the Property within 12 months of approval, then total consideration paid by Cusac to Bonanza will be limited to $6 million within the 12 months, $3 million at feasibility, and the initial 1.5 million shares. The agreement in principle calls for Bonanza to not vote any shares received by Bonanza against management of Cusac.

A definitive exploration plan for Taurus is still being developed, but investors should be aware that the successful acquisition of Taurus will significantly alter the Company’s exploration investment strategy either by adding more expenditures during the year or diverting expenditures from other projects such as the Taurus II.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the year ended December 31, 2006 and each of the last eight quarters (unaudited):

Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
3 Mo Ended	31/12/06	30/09/06	30/06/06	31/03/06	31/12/05	30/09/05	30/06/05	31/03/05
Revenue	-	-	-	-	-	-	-	-
Net Loss	$3,173,996	$1,160,295	$633,963	$320,549	$537,716	$632,894	$198,290	$193,407
Loss/share	$.06	$.02	$.01	$.01	$.01	$.01	$.005	$.004

The above quarterly results reflect generally increasing mineral exploration and financing activities over the periods reviewed, coupled with the commencement of mining operations in mid 2006.   The increase in losses in the fourth quarter of 2006 as compared to the third quarter of 2006 is attributable primarily to:

a) reclassification of $993,429 in mine development costs up to the end of the 3rd quarter of 2006 from investing activities to expenses.

b) increasing mining expenses in the 4th quarter and;

c) inclusion  $262,580 in non-cash stock-based compensation expense and, $320,683 in amortization costs.

During the year the Company incurred $1,026,885 in administration expenses, not including non-cash stock-based compensation costs, compared to $558,956 during 2005.  The year over year increase is attributable primarily to significantly increased financing costs related to the company’s increased capital raising activity during the year.

LIQUIDITY AND CAPITAL RESOURCES

At December 31 2006 the Company had current assets of $1,346,455 compared to $539,088 at December 31, 2005.  The increase of $807,367 is attributable the Company’s financing activity as described above. Current assets include $35,423 in prepaid expenses and $660,000 in flow through financing proceeds, which the Company describes a Restricted Cash, as the Company is required to incur qualified exploration expenses equivalent to this amount of cash prior to December 31, 2007. Current liabilities at December 31 were $2,939,541, compared to $859,456 at December 31, 2005.  The increase is primarily attributable to inclusion of a $1,937,456 liability related to the Convertible Debenture financing described below.

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750. The debentures are split between equity and debt. The debentures issued are convertible into common shares at $0.305 per share and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue. The debentures bear interest at an annual rate of 11%. Accrued interest payable at December 31, 2006 was $27,947 .

At December 31, 2006, the Company had a working capital deficiency of $1,593,086 compared with a working capital deficiency of $320,368 at December 31, 2005. The decrease in the Company’s working capital position is attributable to the inclusion of a $1,937,456 liability related to the Convertible Debentures described above.  The Convertible Debentures mature on November 30, 2007, and the Company expects to redeem the debentures, in the event that do not convert to common shares, from surplus cash generated from gold production.  The Company plans to increase its working capital through profitable production of gold, although achievement of profitable production cannot be assured. The Company has also, subsequent to year end, arranged an equity financing of $2,000,000.

As described above, the Company has experienced significant delays in gold production during the first quarter of 2007.  These delays have led to low cash flows and a significant drain on the Company’s working capital.  The financial results for the first quarter of 2007 will be reported when financial statements are available and filed on Sedar, but investors should be advised that at time of writing the Company’s working capital position had deteriorated significantly.  To bolster the Company’s working capital position, the Company arranged equity financing of $2 million.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE PERIOD

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines.  No changes were required to the significant accounting policies during the current period.

Risks and Uncertainties

Gold Price

The Company’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect the Company’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of The Company, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain liability insurance to cover liability risk. We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond our current operations may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or provincial air, water quality and mine reclamation rules and permits. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect the Company’s financial condition, liquidity or results of operations.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer

(“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2006, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and the CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the year ended December 31, 2006.

The Company evaluated the design of its internal controls over financial reporting as defined in Multilateral Instrument 52- 109 for the period ended December 31, 2006 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal controls deficiencies which are not atypical for a company this size including lack of segregation of duties due to limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues.

There have been no significant changes to the Company’s internal controls over financial reporting in the quarter ended December 31, 2006.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of  March 20, 2007.

Cautionary Statement on Looking Forward Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions including among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our annual information form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law.

All forward-looking statements and information made in this document are qualified by this cautionary statement. The Company’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.  During the period, the Company retained Carolina based investor relations firm The Windward Agency to provide general investor relations services for total compensation of USD$5,000 per month payable in cash.  Also, during the period, the Company used the services of NAI Interactive Ltd. of Vancouver to provide investor relations services at a cost of $5,000 per month, which services were prepaid for a period of one year ending May 31, 2007 and form part of the prepaid services described on the Company’s balance sheet.

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2006.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 2nd day of April, 2007

_”David H. Brett”___________________

David H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, Leanora Brett, the issuer, CFO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2006.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 2nd day of April, 2007

_”Leanora Brett”___________________

Leanora Brett

CFO